1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2017: On a consolidated basis, revenues for June 2017 were approximately NT$84.19 billion, an increase of 15.6 percent from May 2017 and an increase of 3.4 percent from June 2016. Revenues for January through June 2017 totaled NT$447.77 billion, an increase of 5.3 percent compared to the same period in 2016.

TSMC June Revenue Report (Consolidated):

(Unit:NT$ million)
Period	June 2017	May 2017	M-o-M Increase (Decrease) %	June 2016	Y-o-Y Increase (Decrease) %	January to June 2017	January to June 2016	Y-o-Y Increase (Decrease) %

Net Revenues	84,187	72,796	15.6	81,391	3.4	447,770	425,305	5.3

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

June	Net sales	84,187,305	81,390,752
Jan. - June	Net sales	447,769,612	425,305,207

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	43,642,771	7,177,760
TSMC Global**	252,113,926	7,603,500

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	363,878,341	37,506,949

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	25,458,905	—
	Mark to Market Profit/Loss	83,519	—
	Unrealized Profit/Loss	5,867	(10,977)
Expired Contracts	Notional Amount	170,691,702	45,806,781
	Realized Profit/Loss	885,970	49,418
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	11,905,032
	Mark to Market Profit/Loss	43,837
	Unrealized Profit/Loss	65,111
Expired Contracts	Notional Amount	52,616,758
	Realized Profit/Loss	279,019
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	331,607
	Mark to Market Profit/Loss	(2,764)
	Unrealized Profit/Loss	1,781
Expired Contracts	Notional Amount	1,654,537
	Realized Profit/Loss	16,675
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	303,470	4,694,080
	Mark to Market Profit/Loss	1,624	22,361
	Unrealized Profit/Loss	1,592	43,294
Expired Contracts	Notional Amount	1,133,552	12,983,975
	Realized Profit/Loss	1,820	54,371
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	329,400
	Mark to Market Profit/Loss	18,997
	Unrealized Profit/Loss	18,997
Expired Contracts	Notional Amount	4,825,996
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(70,296)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,497,610
	Mark to Market Profit/Loss	4,362,202
	Unrealized Profit/Loss	(739)
Expired Contracts	Notional Amount	8,011,048
	Realized Profit/Loss	(42,249)
Equity price linked product (Y/N)		N